Exhibit 6.8

ClickStream Corporation

1801 Century Park East

Suite 1201

Los Angeles, CA 90067

CONSULTING AGREEMENT

This Agreement effective this 24th day of December 2019 (the “Effective Date”) by and between Leonard Tucker, LLC. a FL LLC. acting as an independent contractor to the Company (“Consultant”), and ClickStream Corporation, a Nevada corporation (the “Company”)

1.	Background. The Company desires to retain the services of Consultant to provide primarily general business advice on current standard practices and trends in Consultant’s area of expertise and from time-to-time in a consulting capacity with respect to certain activities or specific projects as described in this Agreement, and Consultant is willing so to act.

2.	Description of Services. Company hereby retains Consultant as a Consultant to the Company, and Consultant shall be engaged by the Company as a Consultant for the exchange of strategic and business development ideas. Consultant’s relationship with the Company shall be that of an independent contractor and not that of an employee. Accordingly, Consultant shall not be eligible for any employee benefits, nor will the Company make deductions from payments made to Consultant for taxes, which shall be solely Consultant’s responsibility. Consultant shall have no authority to enter contracts which bind the Company or create obligations on the part of the Company. None of the Services are in connection with any capital raising transaction or with directly or indirectly promoting or maintaining a market for the securities of the Company. The Shares to be issued shall be payment towards said exchange of strategic and business development ideas. To the extent that Consultant is requested to provide any of such services, he shall be compensated from other sources other than the Shares.

3.	Term and Expiration. This Agreement shall become effective as of the Effective Date and shall remain in effect for three (3) years (“initial term”). If the Consultant and/or Company do not provide the other party with thirty (30) days written notice of termination prior to the completion of the Initial term, the Agreement shall automatically extend for an additional three (3) year term. Termination shall not affect the Consultant’s continuing obligations to the Company under Section 5 and 6.

4.	Consideration. As full consideration for the Services provided and to be provided by Consultant hereunder, the Company shall compensate Consultant (A) 1,000,000 shares of Company Series A Convertible Preferred Stock at .001 per share with a value of $1,000 upon execution of this Agreement (B) $ 37,500 upon significant reduction of the $ 736,000 of outstanding liabilities as listed on the June 30th 2017 financial statement available at https://www.otcmarkets.com/filing/html?id=12260884&guid=GRtvUnkYaoxBw3h (C) $5,000 per month commencing upon filing of a Regulation A Offering Statement under the Securities Act of 1933. In addition to the compensation described above (unless comparable compensation is provided for under the terms of a separate employment or consulting agreement) or such compensation cannot be paid because of conflicts with applicable laws:

In the event Consultant generates business for Company, then, on any sales resulting therefrom, Consultant shall be entitled to commission equal to 10% of the net proceeds received by Company therefrom on a continuing basis during the term of this agreement payable in cash from Revenues directly arranged by Consultant.

5.	Proprietary Information and Assignment of Inventions.

(a) Confidentiality of Proprietary Information. Consultant is not obligated to receive Proprietary Information (as defined below), however Consultant understands and agrees that all Proprietary Information shall be the sole property of the Company and its assigns, including all trade secrets, patents, copyrights and other rights in connection therewith. Consultant will hold in confidence and not directly or indirectly use or disclose to any third parties, both during Consultant’s consulting relationship with the Company and for a period of three (3) years after its termination (irrespective of the reason for such termination), any Proprietary Information Consultant obtains or creates during Consultant’s consulting relationship, except to the extent authorized by the Company, or until such Proprietary Information becomes generally known. Third parties include any foreign or domestic patent office. Consultant agrees not to make copies of such Proprietary Information except as authorized by the Company. Upon termination of Consultant’s consulting relationship or upon an earlier request of the Company, Consultant will return or deliver to the Company all tangible forms of such Proprietary Information in Consultant’s possession or control, including but not limited to drawings, specifications, documents, records, devices, models or any other material and copies or reproductions thereof. As used in this Agreement, the term “Proprietary Information” means information or physical material not generally known or available outside the Company or information or physical material entrusted to the Company by third parties. This includes, but is not limited to, inventions, confidential knowledge, copyrights, product ideas, techniques, processes, formulas, object codes, mask works and/or any other information of any type relating to documentation, data, schematics, algorithms, flow charts, mechanisms, research, manufacture, improvements, assembly, installation, marketing, forecasts, sales, pricing, customers, the salaries, duties, qualifications, performance levels and terms of compensation of other employees, and/or cost or other financial data concerning any of the foregoing or the Company and its operations. Proprietary Information may be contained in material such as drawings, samples, procedures, specifications, reports, studies, customer or supplier lists, budgets, cost or price lists, compilations or computer programs, or may be unwritten knowledge or know-how.

(b) License and Assignment of Rights. Consultant acknowledges that all inventions, original works of authorship, developments, concepts, know-how, improvements or trade secrets which are made by Consultant (solely or jointly with others) within the scope of and as part of Consultant’s consultancy with the Company (collectively referred to herein as “Inventions”) are “works made for hire” (to the greatest extent permitted by applicable law) and are compensated by such amounts paid to Consultant under this Agreement, unless regulated otherwise by the mandatory law of the state of Florida. To the extent that Consultant owns or controls intellectual property rights of any kind in any pre-existing works which are subsequently incorporated by Consultant in any Inventions without the express written permission of the Company, Consultant hereby grants the Company a royalty-free, irrevocable, world-wide, perpetual, non-exclusive license (with the right to sublicense) to make, have made, copy, modify, make derivative works of, use, sell, license, disclose, publish, or otherwise disseminate or transfer such subject matter. Consultant also agrees and warrants that Consultant will not use or incorporate third party proprietary materials into Inventions or disclose third party proprietary information to Company.

6.	Non-Compete; Nonsolicitation. During the term of Consultancy and for two (2) years thereafter, Consultant will not, without the Company’s prior written consent, (a) directly work on any products or services, or indirectly work on any commercial products or services, that are competitive with products or services (i) being commercially developed or exploited by the Company during Consultant’s consultancy and (ii) on which Consultant worked or about which Consultant learned Proprietary Information during Consultant’s consultancy with the Company; or (b) solicit the employment of any employee of the Company with whom Consultant has had contact in connection with the relationship arising under this Agreement.

7.	Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Florida.

8.	No Conflict. Consultant represents that Consultant’s performance of all the terms of this Agreement and that Consultant’s retention as an Consultant by the Company does not and will not breach any agreement to keep in confidence any proprietary information acquired by Consultant in confidence prior to Consultant’s retention as an Consultant by the Company. Consultant has not entered into, and agrees Consultant will not enter into, any agreement, either written or oral, in conflict with the foregoing sentence. Consultant understands as part of the consideration for the offer to retain Consultant as an Consultant, and of Consultant’s retention as an Consultant by the Company, that Consultant has not brought and will not bring with Consultant to the Company or use in the performance of Consultant’s responsibilities at the Company any equipment, supplies, facility or trade secret information of any current or former employer which are not generally available to the public. Consultant also understands that, in Consultant’s retention as an Consultant with the Company, Consultant is not to breach any obligation of confidentiality that Consultant has to others, and Consultant agrees that Consultant shall fulfill all such obligations during Consultant’s retention as an Consultant with the Company.

9.	Mediation and Arbitration. Any dispute arising under this Agreement shall be resolved through a mediation - arbitration approach. The parties agree to select a mutually agreeable, neutral third party to help them mediate any dispute that arises under the terms of this Agreement. Costs and fees associated with the mediation shall be shared equally by the parties. If the mediation is unsuccessful, the parties agree that the dispute shall be decided by a single arbitrator by binding arbitration under the rules of the American Arbitration Association in Broward County, Florida. The decision of the arbitrator shall be final and binding on the parties and may be entered and enforced in any court of competent jurisdiction by either party. The prevailing party in the arbitration proceedings shall be awarded reasonable attorney fees, expert witness costs and expenses, and all other costs and expenses incurred directly or indirectly in connection with the proceedings, unless the arbitrator shall for good cause determine otherwise.

10.	Advice of Counsel. EACH PARTY ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.

11.	Miscellaneous. This Agreement shall be binding upon and shall inure to the benefit of the Company’s successors, transferees, and assigns. Any amendment to this Agreement must be in writing signed by Consultant and the Company. The Company and Consultant acknowledge that any amendment of this Agreement or any departure from the terms or conditions hereof with respect to Consultant’s consulting services for the Company is subject to the Company’s and Consultant’s prior written approval. There is no other agreement governing or affecting the subject matter hereof. All notices hereunder shall be deemed to have been given, if made in writing, when mailed, postage prepaid, to the parties at the addresses set forth above, or to such other addresses as a party shall specify to the other. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

12.	Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision shall be severed, and the remaining provisions of this Agreement shall continue in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the day and year first written above.

Leonard Tucker, LLC. (“Consultant”)

By:
Name: Leonard Tucker, Managing Member
Date: December 24, 2019

ClickStream Corporation (“Company”)

By:
Name: Michael Handelman, CFO
Date: December 24, 2019

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